SECURITIES  AND  EXCHANGE  COMMISSION
                         Washington, D.C. 20549


                           AMENDMENT NO. 1 TO
                             SCHEDULE  14D-1
                          Tender Offer Statement
     Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934


                      ENEX  RESOURCES  CORPORATION
                       (Name of Subject Company)


                     MIDDLE  BAY  OIL  COMPANY,  INC.
                             (Purchaser)


                     COMMON  STOCK,  $.05  PAR  VALUE
                      (Title of Class of Securities)

                              292744208
                    (CUSIP Number of Class of Securities)

                       JOHN  J.  BASSETT,  PRESIDENT
                      MIDDLE  BAY  OIL  COMPANY,  INC.
                         1221  LAMAR,  SUITE  1020
                          HOUSTON,  TEXAS  77010
                               (713) 759-6808
         (Name, Address and Telephone Number of Persons Authorized to
           Receive Notices and Communications on Behalf of Purchaser)

                               Copies to:

                        H. Grady Thrasher, III, Esq.
                     Thrasher, Whitley, Hampton & Morgan
                     Five Concourse Parkway, Suite 2150
                          Atlanta, Georgia 30328
                        Telephone:   (770) 804-8000
                        Facsimile:   (770) 804-5555




     This Statement amends and supplements the Tender Offer Statement on the
Schedule 14D-1 filed with the Securities and Exchange Commission on February 19, 1998 (the "Schedule 14D-1") relating to the offer by Middle Bay Oil Company, Inc., an Alabama corporation ("Purchaser" or "Middle Bay"), to purchase all shares of Common Stock, par value $0.05 per share (the "Shares"), of Enex Resources Corporation, a Delaware corporation ("Enex"), presently outstanding or such lesser number of Shares as equals a majority of the Shares outstanding on a fully-diluted basis at a price of $15.00 per Share net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 19, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which were previously annexed to and filed with Schedule 14D-1 as Exhibits (a)(1) and (2), respectively. Capitalized terms used and not defined herein shall have the same meaning assigned to such terms in the Offer to Purchase and Schedule 14D-1. The primary purpose of this Amendment is to disclose an extension of the expiration date of the Offer to midnight, Houston, Texas time, on Friday, March 20, 1998, and to amend Items 6 and 10 of the Schedule 14D-1 as follows:

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a)The information set forth in the Introduction and Section 8 ("Certain Information Concerning Purchaser") of the Offer to Purchase is incorporated herein by reference. Neither the Purchaser nor the persons referenced in Item 2 own any Enex Securities.

ITEM 10.    ADDITIONAL INFORMATION

(b)-(c)The information set forth in the Introduction and Sections 11 ("Purpose of the Offer; Plans for Enex") and 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference. Other than as disclosed by the above references, there are no regulatory requirements or approvals of the type which must be disclosed pursuant to this Item 10(b).

     (e)The Information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference. There are no material proceedings pending or threatened related to the Offer.

SIGNATURES

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

     Dated:  March 13, 1998.


                                        MIDDLE BAY OIL COMPANY, INC.



                                        By:___/s/ John J. Bassett_________
                                              John J. Bassett, President